SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 11, 2006
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the following media release, which appears immediately following this page.

UBS AG Media Relations Tel. +41 44 234 85 00 www.ubs.com 11 April 2006
Media release

UBS to Acquire Piper Jaffray Companies’ Private Client Branch Network

New York, 11 April 2006 – UBS announced today that it will acquire the Private Client Branch Network of Piper Jaffray Companies for $500 million in cash. The transaction is expected to close at the beginning of the third quarter, subject to regulatory approval.
The transaction also includes the assignment of a portfolio of client loans for approximately $300 million and an additional cash consideration of $75 million at closing, dependent on certain criteria and business thresholds being met.
Based in Minneapolis, Piper Jaffray has more than 800 financial advisors, 190,000 household relationships and total client assets of $52 billion. It provides wealth management services to private clients including estate planning, retirement planning, brokerage and insurance. Its business has nearly 90 branch offices located across 17 states.
Piper Jaffray’s Financial Advisors will be integrated into UBS Wealth Management US and will enhance UBS Wealth Management’s presence in the Midwest and western United States.
“This transaction is a natural fit with our current wealth management offering in the US,” said Marten Hoekstra, Head of UBS Wealth Management US. “This network of talented individuals will allow UBS to serve a broader base of clients. Piper Jaffray Financial Advisors and clients will gain access to one of the world’s leading wealth management platforms with an unrivalled reputation in the marketplace.”

Contacts

New York
Christine Walton	+1 212 882 5688
Kris Kagel	+1 212 882 5691

Media Relations 11 April 2006 Page 2 of 2

Zurich
Media Relations	+41 44 234 8500

UBS

UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, it combines financial strength with an international culture that embraces change. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the world’s largest wealth manager, a top tier investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 39% of its employees working in the Americas, 37% in Switzerland, 16% in the rest of Europe and 8% in Asia Pacific. UBS’s financial businesses employ more than 69,500 people around the world. Its shares are listed on the SWX Swiss Stock Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956, 333-127180, 333-127182, 333-127183, 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

	By:	/s/ Robert J. Chersi

Name: Robert J. Chersi
Title Member, Group Managing Board

	By:	/s/ Diane Frimmel

Name: Diane Frimmel
Title: Member, Group Managing Board

Date: April 11, 2006